JEFFREY G. KLEIN, P.A.
                      2600 NORTH MILITARY TRAIL, SUITE 270
                            BOCA RATON, FLORIDA 33431

Telephone:  (561)997-9920                               Telefax:   (561)241-4943

March 1, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:               Cybrdi, Inc.
FILE NO.          000-09081

Dear Mr. Rosenberg:

         We have been advised by Keira Ino, Staff Accountant, that the Commission has questions regarding the Company's disclosure in its quarterly reports for periods ended March 31, June 30 and September 30, 2006 with respect to the decline in the Company's gross margins during these periods.

         After a review by management, its accounting staff and confirmation with the Company's auditors, the company has concluded that:

         The primary reason for the decrease in the Company's gross margins is due to decreased sales of Tissue Chip Products in China because of the Company new sales policy. This decrease was partially offset by increased international sales of Tissue Chip Products. The gross margin decrease was primarily due to the reduction in units of product sales in China which have a higher selling price and higher margin than the international sales.

         The Company will make the above correction in their upcoming annual report for the year end December 31, 2006.

         Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein